SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

     For the fiscal year ended December 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

              For the transition period from        to          .

                         Commission file number: 1-9047

A.   Full title of the Plan:

     The Rockland Trust Company Employee Savings and Profit Sharing Plan and Trust

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

     Independent Bank Corp.
     288 Union Street
     Rockland, Massachusetts 02370



                            As filed on June 30, 1997

Item 1. Financial Statements and Exhibits.

     (a)  Financial statements (filed in Exhibit 1 hereto);

     Report of independent Public Accountants

     Statements as to Net Assets Available for Plan Benefits as of December 31, 1996 and 1995

     Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1996

     Notes to Financial Statements

     (b)  Exhibits:

     1. Financial statements required by Item 1(a)

     2. Consent of independent auditors

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                        ROCKLAND TRUST COMPANY
                                        EMPLOYEE SAVINGS AND
                                        PROFIT SHARING PLAN AND TRUST


June 30, 1997                           /s/ S. Lee Miller
                                            ---------------------------
                                             S. Lee Miller
                                             Administrator


June 30, 1997                           /s/ Richard J. Seaman
                                            ---------------------------
                                             Richard J. Seaman
                                             Administrator


June 30, 1997                           /s/ Raymond G. Fuerschbach
                                            ----------------------------
                                             Raymond G. Fuerschbach
                                             Administrator

                                    Exhibit 1

                              Financial Statements

                           THE ROCKLAND TRUST COMPANY
                           EMPLOYEE SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1996 AND 1995
                         TOGETHER WITH AUDITORS' REPORT

                           THE ROCKLAND TRUST COMPANY
                           EMPLOYEE SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                                      INDEX



                                                                          PAGE

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                     1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1996 AND 1995                                             2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
WITH INVESTMENT OPTION INFORMATION, FOR THE YEAR ENDED
DECEMBER 31, 1996                                                            3

NOTES TO FINANCIAL STATEMENTS                                              4-8

ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1996                                                   9-13

ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1996                                        14

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Profit Sharing Committee of
The Rockland Trust Company Employee Savings and Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of The Rockland Trust Company Employee Savings and Profit Sharing Plan and Trust as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits, with investment option information, for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for benefits, with investment option information, for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The investment option information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and investment option information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.







Boston, Massachusetts
June 10, 1997

                           THE ROCKLAND TRUST COMPANY
                           EMPLOYEE SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1996 AND 1995




                                                          1996         1995
ASSETS:
   Investments, at quoted market value (Note 3)-
     Interest-bearing deposits                       $   662,319   $  269,384
     Savings and certificates of deposit               1,053,485    1,064,624
     U.S. Government securities                          969,705    1,239,050
     Corporate-
       Obligations                                             -      344,655
       Common stocks                                   5,079,964    2,882,403
     Mutual funds-
       Bonds                                             452,623      829,554
       Equity                                          2,905,810    2,268,091
   Loans to participants                                 259,494      136,504
                                                     -----------   ----------
                                                      11,383,400    9,034,265

   Cash                                                    9,474          378
   Accrued income receivable                              67,179       81,052
   Contributions receivable from employer                 79,022       84,583
                                                     -----------   ----------

         Total assets                                 11,539,075    9,200,278
                                                     -----------   ----------

LIABILITIES:
   Accrued expenses                                       12,832            -
                                                     -----------   ----------

NET ASSETS AVAILABLE FOR BENEFITS (Notes 2 and 6)    $11,526,243   $9,200,278
                                                     ===========   ==========


   The accompanying notes are an integral part of these financial statements.

                           THE ROCKLAND TRUST COMPANY

                           EMPLOYEE SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
               FOR BENEFITS, WITH INVESTMENT OPTION INFORMATION,
                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                          Pathmark   Independent
                                                   Wright     Pathmark   Growth and   Bank Corp.  Certificate of
                                                  Balanced     Growth      Income       Stock        Deposit
                                                 Portfolio    Portfolio  Portfolio    Portfolio     Portfolio  Loan Fund     Total
ADDITIONS:
   Voluntary contributions by participants       $  242,638   $  200,180  $ 56,180  $  248,459   $   97,931    $      -  $   845,388
   Contributions by sponsor                          90,834       68,380    23,751      91,194       31,675           -      305,834
   Interest and dividend income                     190,099      189,996    53,112      56,420       69,570           -      559,197
   Interest on participant loans                      2,660        2,666       575       5,142          284           -       11,327
   Net appreciation in fair value of investments    331,215      233,198    24,308     666,371            -           -    1,255,092
   Transfers between investment options              19,563      490,082   138,809     125,098       11,999     207,415      992,966
                                                 ----------   ----------  --------  ----------  -----------    --------  -----------

         Total additions                            877,009    1,184,502   296,735   1,192,684      211,459     207,415    3,969,804
                                                 ----------   ----------  --------  ----------  -----------    --------  -----------

DEDUCTIONS:
   Amounts paid to participants (Note 1)            225,247      160,568   103,205     100,452       55,415       5,986      650,873
   Transfers between investment options             456,709       31,181    82,594     205,563      135,470      81,449      992,966
                                                 ----------   ----------  --------  ----------  -----------    --------  -----------

         Total deductions                           681,956      191,749   185,799     306,015      190,885      87,435    1,643,839
                                                 ----------   ----------  --------  ----------  -----------    --------  -----------

BALANCE, BEGINNING OF YEAR                        4,081,600    1,776,120   621,438   1,467,514    1,117,102     136,504    9,200,278
                                                 ----------   ----------  --------  ----------  -----------    --------  -----------

BALANCE, END OF YEAR                             $4,276,653   $2,768,873  $732,374  $2,354,183   $1,137,676    $256,484  $11,526,243
                                                 ==========   ==========  ========  ==========   ==========    ========  ===========

   The accompanying notes are an integral part of these financial statements.

                          THE ROCKLAND TRUST COMPANY
                           EMPLOYEE SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1996




(1)  DESCRIPTION OF THE PLAN

     The Rockland Trust Company Employee Savings and Profit Sharing Plan and Trust (the Plan) was created on September 9, 1971 and restated effective January 1, 1989. Effective January 1, 1994, the Plan was amended to include provisions of the Internal Revenue Code (IRC) Section 401(k) and the Tax Reform Act of 1986. The major changes in the amendment affected vesting requirements, contributions and investment selections. The Plan covers employees of Rockland Trust Company (the Company or RTC) who meet specified eligibility requirements.

     Eligibility

     An employee becomes a participant in the Plan upon completion of one year of service (1,000 or more hours of service during the plan year). In order to share in the Company's contribution to the Plan for any year, a participant must:

     1.   Have worked 1,000 or more hours during the year.

     2. Be employed by the Company on the last business day of the year. However, those participants whose employment terminated during the year because of retirement under the Company's Retirement Plan or because of disability, death or for any reason after the attainment of age 65 shall share in the Company's contribution.

     Contributions

     Employees who participate in the Plan may defer up to 15% of their salary, on a pretax basis, and up to an additional 10% of their salary on an after-tax basis. The Company matches pretax contributions equal to 50% of a participant's deferral, up to 6%. The Company may also make discretionary profit sharing contributions. No such discretionary contributions were made in 1996.

     Benefits and Vesting

     Participants are 100% vested in all funds immediately upon eligibility.

     Upon termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's interest in his or her account. The form of payment is a lump-sum distribution or an annuity to be paid in monthly installments over up to 15 years.

                           THE ROCKLAND TRUST COMPANY

                           EMPLOYEE SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1996

                                   (Continued)


(1)  DESCRIPTION OF THE PLAN (Continued)

     Participant Accounts

     Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

     Investment Options

     Participants are offered five investment portfolios in which they can direct their contributions.

     Participants may change their investment elections quarterly except for the stock fund which may be exited monthly. Employer matching contributions are allocated among options in the same percentages as the employee contributions. A description of each investment option is provided below:

     Wright Balanced Portfolio

     This portfolio's assets are invested in high-quality domestic and international equities, high-quality corporate and U.S. Government fixed-income investments and cash reserves chosen to minimize both short-term and long-term risk due to market and economic factors.

     Pathmark Growth Portfolio

     This portfolio seeks to provide long-term growth of capital and above-average growth over a three- to five-year horizon by investing primarily in equity mutual funds.

     Pathmark Growth and Income Portfolio

     This portfolio invests in a diversified and changeable portfolio of mutual funds selected to provide current income while striving to obtain capital growth.

     Independent Bank Corp. Stock Portfolio

     This portfolio is invested exclusively in the common stock of Independent Bank Corp., the parent company of Rockland Trust Company.

                           THE ROCKLAND TRUST COMPANY

                           EMPLOYEE SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1996

                                   (Continued)


(1)  DESCRIPTION OF THE PLAN (Continued)

     Investment Options (Continued)

     Certificate of Deposit Portfolio

     This portfolio is designed to provide a moderate level of income consistent with the preservation of principal. The portfolio invests solely in FDIC-insured certificates of deposit issued by Rockland Trust Company.

     Loan Fund

     This fund is not an investment option, but rather is used to account for the funding, repayment and interest income related to participant loans.

     Trustee

     The trustee for the Plan is Rockland Trust Company (the Trustee).

     Loans to Participants

     Loans against participant accounts are permitted. There is a minimum loan amount of $500 and a maximum of 50% of the participants' account balances, up to $50,000. All loans must be repaid within 5 years. The interest rate is determined by the plan administrator, and is to be the rate of interest used for obligations of comparable term by area commercial lending institutions. In 1996, the interest rate used was 8.25%.

     Priorities of the Plan upon Termination

     In the event of the termination of the Plan, the Trustee shall liquidate the entire investment in the Plan after payment of all expenses and after proportional adjustment of accounts to reflect such expenses, portfolio losses or profits, and reallocations to the date of liquidation. Each participating employee, retired participating employee and beneficiary of each deceased participating employee shall be entitled to receive any amounts outstanding to the credit of the participating employee's account as of the date of liquidation.

                           THE ROCKLAND TRUST COMPANY

                           EMPLOYEE SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1996

                                   (Continued)


(2)  ACCOUNTING POLICIES

     The Plan recognizes contributions and investment income on the accrual basis. The Company pays all expenses of the Plan at the option of the Company.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Net Appreciation in Fair Value of Investments

     Net realized and unrealized appreciation is recorded in the accompanying statement of changes in net assets available for benefits, with investment option information, as net appreciation in fair value of investments.

(3)  INVESTMENTS

     Investments at December 31, 1996 and 1995, as shown in the accompanying financial statements, are stated at market value based on quoted market price.

     Included in the investments in the accompanying statements of net assets available for benefits are the following securities for which the market value exceeded 5% of net Plan assets as of Plan year ended December 31, 1996 and 1995:

                                                               Shares or    Market
         Plan Year           Description of Investment         Par Value    Value
     December 31, 1996  Independent Bank Corp. common stock      220,329  $2,313,451

     December 31, 1995  Independent Bank Corp. common stock      192,578   1,420,260
                        Independent Bank Corp. CD             $1,064,622   1,064,622

                           THE ROCKLAND TRUST COMPANY

                           EMPLOYEE SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1996

                                   (Continued)


(4)  TAX STATUS

     The Plan has a favorable determination letter from the Internal Revenue Service, dated March 15, 1995, stating that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and therefore, the Plan continues to be tax-exempt.

(5)  BENEFIT CLAIMS PAYABLE

     Plan obligations payable to terminated or retired employees who have requested payment, which are included in net assets available for benefits, amounted to $1,280 at December 31, 1996.

(6)  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits recorded in the financial statements and Form 5500 at December 31, 1996 and 1995:

                                                                 December 31,
                                                                1996         1995

     Net assets available for benefits per
      the financial statements                             $11,526,243    $9,200,278
     Amounts allocated to withdrawing participants              (1,280)       (5,500)
                                                           -----------    ----------

         Net assets available for benefits per Form 5500   $11,524,963    $9,194,778
                                                           ===========    ===========

     The following is a reconciliation of benefits paid to participants recorded in the financial statements and Form 5500 at December 31, 1996:

      Benefits paid to participants per the financial statements     $650,873
      Add--Amounts allocated to withdrawing participants at
        December 31, 1996                                               1,280
      Less--Amounts allocated to withdrawing participants at
        December 31, 1995                                              (5,500)
                                                                     --------

               Benefits paid to participants per Form 5500           $646,653
                                                                     ========

     Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                           THE ROCKLAND TRUST COMPANY
                           EMPLOYEE SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                                  PLAN NO.: 002
                               E.I.N.: 04-1782600
            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1996


    Shares or                           Issuer and Description                            Cost         Quoted Market
    Par Value                                                                                              Price

                   WRIGHT BALANCED PORTFOLIO CASH EQUIVALENTS:
    415,228           Federated U.S. Treasury Cash Reserves #125                     $      415,228   $      415,228
                                                                                     --------------   --------------

                   WRIGHT BALANCED PORTFOLIO GOVERNMENT AND AGENCIES:
    150,000           United States Treasury Bonds 8.25%, due 05/15/05                      146,156          158,345
    100,000           United States Treasury Bonds 8.75%, due 11/15/08                       99,969          112,313
    100,000           United States Treasury Bonds 9.125%, due 05/15/09                     100,000          115,188
     50,000           United States Treasury Bonds 11.75%, due 02/15/01                      47,313           60,047
     50,000           United States Treasury Bonds 11.625%, due 11/15/02                     48,750           63,031
     50,000           United States Treasury Bonds 10.75%, due 02/15/03                      46,344           61,203
     75,000           United States Treasury Bonds 11.875%, due 11/15/03                     74,672           97,781
     75,000           United States Treasury Bonds 11.625%, due 11/15/04                     73,125           98,954
     75,000           Untied States Treasury Bonds 10.75%, due 08/15/05                      73,875           96,188
    100,000           Federal Home Loan Bank Bonds 8.6%, due 01/25/00                        98,250          106,656
                                                                                     --------------   --------------
                                                                                            808,454          969,706
                                                                                     --------------   --------------

                   WRIGHT BALANCED PORTFOLIO CORPORATE COMMON STOCKS:
      1,500           Alberto Culver Co., Class A                                            47,483           61,875
      1,400           Anheuser-Busch Cos, Inc.                                               51,083           56,000
      1,800           Atlantic Southeast Airlines, Inc.                                      49,050           39,375
      1,450           Bancorp Hawaii, Inc.                                                   24,006           60,900
      2,100           Banta Corp.                                                            51,617           48,038
      2,000           Bowne & Co., Inc.                                                      42,846           49,250
      1,200           Briggs & Stratton Corp.                                                52,296           52,800
        500           Bristol-Myers Squibb                                                   43,800           54,500
      1,500           Carpenter Technology Corporation                                       50,355           54,938
      2,200           Clarcor, Inc.                                                          51,029           48,675
      2,500           Cohu, Inc.                                                             49,448           58,125
      1,100           Compaq Computer Corp.                                                  51,915           81,813
      1,950           Crane Co.                                                              49,491           56,550
      1,600           DQE, Inc.                                                              49,512           46,400
      1,000           Duke Power Co.                                                         50,070           46,250
        700           Eaton Corp.                                                            40,117           48,825
      1,300           Echlin, Inc.                                                           47,054           41,275
      2,200           Edwards AG, Inc.                                                       55,957           73,975


                                       9


                           THE ROCKLAND TRUST COMPANY
                           EMPLOYEE SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                                  PLAN NO.: 002
                               E.I.N.: 04-1782600
            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1996

                                   (Continued)


    Shares or                           Issuer and Description                            Cost         Quoted Market
    Par Value                                                                                              Price
                   WRIGHT BALANCED PORTFOLIO CORPORATE COMMON STOCKS (Continued):
      3,200           Family Dealer Stores, Inc.                                     $       53,827   $       65,200
      1,800           First Hawaiian, Inc.                                                   49,050           63,000
      1,300           First Virginian Banks, Inc.                                            52,876           62,238
      1,700           Fleetwood Enterprises, Inc.                                            46,852           46,750
      1,000           Goodyear Tire & Rubber Co.                                             48,330           51,375
     34,362           Independent Bank Corp. Mass                                           341,646          360,804
      1,200           Ingersoll Rand Co.                                                     50,022           53,400
      1,700           Illinois Cent. Corp. Series A                                          51,102           54,400
      2,200           International Dairy Queen, Inc., Class A                               48,400           44,000
      1,300           King World Productions, Inc.                                           47,367           47,938
      1,600           Marshall Industries                                                    51,496           49,000
      1,400           Medusa Corp.                                                           47,495           48,125
      1,400           Morton International, Inc.                                             48,559           57,050
      1,400           Nipsco Industries, Inc.                                                51,534           55,475
      1,000           Pitney Bowes, Inc.                                                     49,070           54,750
      1,000           PPG Industries, Inc.                                                   47,580           56,125
      1,000           Raytheon Co.                                                            9,465           48,125
        650           Rohm & Haas Co.                                                        49,046           53,056
      5,500           Ryans Family Steak House, Inc.                                         52,250           37,812
      1,600           Seagate Technology                                                     53,656           63,200
      1,500           Snap On, Inc.                                                          48,330           53,438
      1,400           Southern National Corp.                                                49,987           50,750
      1,900           Southtrust Corp.                                                       53,200           66,263
      1,600           Sun Microsystems, Inc.                                                 35,200           41,101
      1,400           Trinity Industries, Inc.                                               49,784           52,500
        800           VF Corp.                                                               49,664           54,000
        800           Vulcan Materials Co.                                                   47,964           48,700
      1,800           Wisconsin Energy Corp.                                                 50,508           48,375
                                                                                     --------------   --------------
                                                                                          2,491,389        2,766,514

                   WRIGHT BALANCED PORTFOLIO MUTUAL FUNDS:
      4,617           Wright Managed Equity Trust International Blue Chip                    68,206           77,055
                                                                                     --------------   --------------

                            Total Wright Balanced Portfolio                               3,783,277        4,228,503
                                                                                     --------------   --------------


                                       10


                           THE ROCKLAND TRUST COMPANY
                           EMPLOYEE SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                                  PLAN NO.: 002
                               E.I.N.: 04-1782600
            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1996

                                   (Continued)


    Shares or                           Issuer and Description                            Cost         Quoted Market
    Par Value                                                                                              Price
                   PATHMARK GROWTH PORTFOLIO CASH EQUIVALENTS:
    139,857           Dreyfus Treasury Prime Cash Management #761                    $      139,857   $      139,857
                                                                                     --------------   --------------

                   PATHMARK GROWTH PORTFOLIO MUTUAL FUNDS:
     16,601           Federated Equity Funds Growth Strategy A                              392,086          407,384
     12,576           Federated Stock Trust                                                 347,845          400,530
     25,443           Federated Index Trust Max-Cap Inst.                                   370,795          406,325
      9,333           Fidelity Contrafund, Inc.                                             370,080          393,384
      9,656           Goldman Sachs Equity Portfolio International Equity                   184,686          193,220
     17,873           Goldman Sachs Equity Portfolio Select Equity Ins.                     375,330          395,178
     16,225           Vanguard/Windsor Fund, Windsor II Portfolio                           359,573          386,653
                                                                                     --------------   --------------
                                                                                          2,400,395        2,582,674

                            Total Pathmark Growth Portfolio                               2,540,252        2,722,531
                                                                                     --------------   --------------

                   PATHMARK GROWTH AND INCOME PORTFOLIO CASH EQUIVALENTS:
     24,544           Dreyfus Prime Cash Management #761                                     24,544           24,544
                                                                                     --------------   --------------

                   PATHMARK GROWTH AND INCOME PORTFOLIO MUTUAL FUNDS:
      9,298           Federated GNMA Trust                                                  101,742          103,393
      9,313           Federated High Income Bond Fund                                       103,287          107,009
      4,973           Federated Index Trust Max-Cap Fund                                     72,277           79,415
      2,669           Federated Stock Trust                                                  75,129           85,008
     10,598           Investment Series Funds, Inc., Fortress Bond Fund                     100,847          103,326
      3,427           Vanguard/Windsor Fund, Windsor II Portfolio                            75,538           81,656
                                                                                     --------------   --------------
                                                                                            528,820          559,807
                                                                                     --------------   --------------



                                       11


                           THE ROCKLAND TRUST COMPANY
                           EMPLOYEE SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                                  PLAN NO.: 002
                               E.I.N.: 04-1782600
            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1996

                                   (Continued)


    Shares or                           Issuer and Description                            Cost         Quoted Market
    Par Value                                                                                              Price
                   PATHMARK GROWTH AND INCOME PORTFOLIO MUTUAL
                   FUND--BOND:
     13,241           Federated U.S. Government Securities 2-5 Year Fund             $      136,959   $      138,895
                                                                                     --------------   --------------

                            Total Pathmark Growth and Income Portfolio                      690,323          723,246
                                                                                     --------------   --------------

                   INDEPENDENT BANK CORP. STOCK PORTFOLIO CASH EQUIVALENTS:
     11,763           Federated U.S. Treasury Cash Reserve #125                              11,763           11,763
                                                                                     --------------   --------------

                   INDEPENDENT BANK CORP. STOCK PORTFOLIO EQUITIES:
    220,329           Independent Bank Corp. Mass(1)                                      1,502,956        2,313,451
                                                                                     --------------   --------------

                            Total Independent Bank Corp. Stock Fund                       1,514,719        2,325,214
                                                                                     --------------   --------------

                   CERTIFICATE OF DEPOSIT PORTFOLIO CASH EQUIVALENTS:
     70,928           Federated U.S. Treasury Cash Reserve #125                              70,928           70,928
                                                                                     --------------   --------------

                   CERTIFICATE OF DEPOSIT PORTFOLIO SAVINGS AND CDS:
     64,116           *Rockland Trust Co., CD, 4.25%, due 03/14/97                           64,116           64,116
     64,553           *Rockland Trust Co., CD, 4.5%, due 03/14/98                            64,553           64,553
     33,741           *Rockland Trust Co., CD, 5%, due 07/26/98                              33,741           33,741
    113,334           *Rockland Trust Co., CD, 6.84%, due 02/01/99                          113,334          113,334
    113,334           *Rockland Trust Co., CD, 6.84%, due 02/01/98                          113,334          113,334
    113,065           *Rockland Trust Co., CD, 6.71%, due 02/01/97                          113,065          113,065
    112,100           *Rockland Trust Co., CD, 6.65%, due 03/14/97                          112,100          112,100
    112,699           *Rockland Trust Co., CD, 6.96%, due 03/14/98                          112,699          112,699
    123,146           *Rockland Trust Co., CD, 5.69%, due 12/17/97                          123,146          123,146
    101,638           *Rockland Trust Co., CD, 5.39%, due 08/12/97                          101,638          101,638
     50,886           *Rockland Trust Co., CD, 5.83%, due 05/15/98                           50,886           50,886
     25,443           *Rockland Trust Co., CD, 5.83%, due 10/15/98                           25,443           25,443
     25,429           *Rockland Trust Co., CD, 5.65%, due 08/12/99                           25,429           25,429
                                                                                     --------------   --------------
                                                                                          1,053,484        1,053,484
                                                                                     --------------   --------------
                            Total Certificate of Deposit Portfolio                        1,124,412        1,124,412
                                                                                     --------------   --------------


                                       12


                           THE ROCKLAND TRUST COMPANY
                           EMPLOYEE SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                                  PLAN NO.: 002
                               E.I.N.: 04-1782600
            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1996

                                   (Continued)


    Shares or                           Issuer and Description                            Cost         Quoted Market
    Par Value                                                                                              Price

                   LOAN FUND:
                      Loans to participant, interest rates from 6.75% to 9%          $      259,494   $      259,494
                                                                                     --------------   --------------

                            Total Loan Fund                                                 259,494          259,494
                                                                                     --------------   --------------

                            Total investments held at December 31, 1996              $    9,912,477   $   11,383,400
                                                                                     ==============   ==============

(1)  Exceeds 5% of Plan net assets
 *   Represents a party-in-interest to the Plan


  The accompanying notes are an integral part of these supplemental schedules.

                           THE ROCKLAND TRUST COMPANY
                           EMPLOYEE SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                                  PLAN NO.: 002
                               E.I.N.: 04-1782600
                  ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996




                                             Purchases                  Sales              Gain
           Identity of Party              Number   Amount           Number   Amount        (Loss)
SERIES OF TRANSACTIONS IN SAME
SECURITY EXCEEDING  5% OF NET ASSETS
AT JANUARY 1, 1996:
   Dreyfus Treasury Prime Cash
     Management Class A                    131    $1,264,026          126   $1,320,640    $      -
   Fed. U.S. Treasury Cash Res. #125       135     3,236,305          159    3,113,331           -
   *Independent Bank Corp. Common Stock
                                            70     1,047,148           79      680,673     145,901
   Vanguard/Windsor Fund II #73             20       470,654           14       37,720       2,177

SERIES OF TRANSACTIONS WITH SAME
BROKER EXCEEDING 5% OF NET ASSETS AT
JANUARY 1, 1996:
   Dean Witter                              20       948,115            5      208,016     138,654
   Legg Mason                               32       493,469           41      326,358      71,434
   Meyerson MH Co, Inc.                     13       640,299            6      372,765     167,578


*Represents a party-in-interest to the Plan.


The accompanying notes are an integral part of these supplemental schedules.

                                       14